# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 27, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Ligand Pharmaceuticals Incorporated

### File No. 1-33093 - CF#35183

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Ligand Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on August 5, 2014 and August 5, 2015.

Based on representations by Ligand Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|-------------------------------|
| 10.1 | 10-Q | August 5, 2014 | through May 21, 2018 |
| 10.2 | 10-Q | August 5, 2015 | through May 21, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary